Buenos Aires, April 25, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company´s bonds

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that yesterday, FIX (affiliate of Fitch Ratings) (“FIX”) upgraded its Long-Term Issuer and Company´s outstanding bonds rating to AAA(arg) from AA+(arg). The credit rating upgrade is primarily based on the consolidation of strong cash flow generation in the Gas and Power Generation businesses and the future prospects related to the development of shale oil in the Rincón de Aranda block.

You can find the complete report (in Spanish) here: https://www.fixscr.com/reportes-web/view?id=54657

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations